United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 10, 2009

NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUMA, S.A.B. DE C.V., by this notice the Shareholders of the Company are called to a General Ordinary Shareholders Meeting which will be held on August 7, 2009 at 11:00 a.m., in the ''Trianon'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL ORDINARY MEETING

  Proposal and, as the case may be, approval for GRUMA, S.A.B. de C.V., pursuant to article 47 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), to enter into transactions representing 20% (twenty percent) or more of the consolidated assets of the Company, including entering into loan agreements, amendments to existing financing agreements, and grant guarantees in favor of certain institutions and financial creditors of the Company.

  Granting of a special power of attorney for acts of ownership.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In In order to hold the Ordinary Shareholders' Meeting above called, as provided by Article 49, section I, of the ''Ley del Mercado de Valores'' (Mexican Securities Law) all the information and documents related to each item of the Agenda will be available to the Shareholders for their review and analysis fifteen calendar days prior to the date of this Meeting, at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico during office hours.

In order to have the right to attend and vote at the corresponding Ordinary Shareholders' Meeting, as provided by Articles 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and Article 290 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, July 10, 2009

/S/ ___________________________________
LIC. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. de C.V.